Exhibit 99.1

June 2025 Concorde International Group Ltd NASDAQ:CIGL

The information contained in this presentation (this “Presentation”) does not purport to be all - inclusive or to contain all information that prospective investors may require . Prospective investors are encouraged to conduct their own analysis and reviews of Concorde International Group Ltd (the “Company,” “we,” “us,” or “our”) the Company and of the information contained in this presentation . Prospective investors should consult their own professional advisors to assess their potential investment in the Company . This Presentation contains “forward - looking statements” that involve substantial risks and uncertainties . All statements other than statements of historical facts contained in this Presentation, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward - looking statements . We have attempted to identify forward - looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology . Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward - looking statements . This Presentation has been provided to the recipient for information purposes only and no representation or warranty, express or implied, is made as to the completeness or accuracy of the information contained herein . The contents are not to be reproduced or distributed to the public or press . The information contained herein is not guaranteed as to its accuracy or completeness . Throughout this Presentation various logos and trademarks will be used . These trademarks and logos are the property of their respective owners . Any forward - looking statements contained in this Presentation are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events . Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks . There are a significant number of factors that could cause actual results to differ materially from statements made in this Presentation, including, without limitation, those described under the “Summary of Risk Factors” section below, and those that we discussed or referred to in the Company’s registration statement on Form F - 1 (File No . 333 - 281799 ), as amended from time to time (the “Registration Statement”) filed with the U . S . Securities and Exchange Commission (the "SEC"), as amended from time to time . You should read these factors and the other cautionary statements made in this Presentation . If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward - looking statements . The forward - looking statements included in this Presentation are made as of the date of this Presentation and Concorde undertakes no obligation to publicly update or revise any forward - looking statements, other than as required by applicable law . Industry and market data used in this Presentation has been obtained from publicly available third - party industry publications and sources as well as from research reports prepared for other purposes . The Company has not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness . This data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market or industry data . You are cautioned not to give undue weight to such industry and market data . An investment in the Company's securities should be considered highly speculative . There is no guarantee that an investment in the Company will earn any positive return in the short or long term . An investment in the Company is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment . There are certain risk factors associated with an investment in the Company’s securities . Disclaimer & Forward - Looking Statements Confidential 1

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies . Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following :  Risks Related to Our Business and Industry o A significant amount of our revenue is generated from our existing long - term customers ; thus, our inability to retain and maintain a good relationship with our existing customers can have a material adverse effect on our business and financial results . o We currently report our financial results under IFRS, which differs in certain significant respect from U . S . generally accepted accounting principles . o A critical part of our success was driven by introducing and providing innovative and cost - saving security services . If our new products and services are not successful, it could have a material adverse effect on our business . o The proper and efficient functioning of our computer, data backup, information technology, telecom and processing systems, and our monitoring stations are essential to our business . o As a security service provider, we are exposed to greater risk of liability for employee acts or omissions or system failure, than may be inherent in other businesses . o Our monitoring security facilities will call the police and fire departments when emergencies arise . If the police and fire departments fail or delay responding to our calls, our business and reputation could be adversely affected . o From time to time, we are subject to claims for infringing, misappropriating or otherwise violating the intellectual property rights of others and will be subject to such claims in the future, which could have an adverse effect on our business and operations . o Our inability to acquire necessary intellectual property or adequately protect our intellectual property could adversely affect our business and results of operation. Confidential 2  Risks Relating to Regulatory Compliance o Increasing legislative and regulatory initiatives on cybersecurity and data privacy regulations could adversely impact our business and financial results. o As we expand globally, we will be subject to more regulation by various governmental agencies.  Risks Relating to This Offering and Ownership of Our Class A Ordinary Shares o Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders . It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices and depress the trading price of our Class A Ordinary Shares . o There was no public market for our Class A Ordinary Shares prior to this offering, and if an active trading market does not develop, you may not be able to resell our shares at or above the price you paid, or at all . o Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares . o Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because our insiders will hold a large portion of our listed securities. o The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile. o In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations . You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our Class A Ordinary Shares . Summary of Risks

The need for security has never changed since the beginning of time…it is the “What” to protect & “How” to protect that will continuously evolve. WHAT to protect & HOW to protect Continual Evolution Confidential 3 Security is Forever

AI : Visual Intelligence, Not Visual Surveillance Confidential 4 Real Estate Re - optimization IT/OT Convergence Our Megatrends

Our Security and Facilities Market is Important & Growing Rapidly Growing demand for security related services and solutions Increasing awareness in maintenance management Development of Smart buildings and growing adoption of Internet Of Things (IOT) sensors and other innovative technologies Key drivers $1.19 billion usd by 2028 Singapore security & facilities market Confidential 5 Our Industry

" We are the only security provider that has transitioned to a mobile command centre model, successfully reducing costs and enhancing service levels." Proven Solution Protected by Patents Growing Revenues and Margins Rapidly Growing and Evolving Market Leading Solution Provider Key Highlights Confidential 6

Staffing Challenges Rising labour cost causing financial strain on companies trying to maintain comprehensive security measures Rapidly Evolving Threat Landscape New & emerging threats requiring constant vigilance and adaptation resulting in organizations facing difficulty in staying ahead Scalability Difficulty in scaling security solutions to meet growing needs . Challenges in maintaining consistent security across multiple locations Confidential 7 Pain Points We Solve

Driven by Government Initiatives & Growing Customer Needs Across Industries Figures in US$ 10,490,668 10,655,993 5,006,345 2024 2023 2022 Revenue Growth Confidential 8

Improving Gross Profits Figures in US$ Confidential 9 Revenues Gross Profits Profits Before Tax 2022 2023 2024 ($803,980) $1,125,434 $10,655,993 $5,006,345 $1,357,708 27% $2,993,969 28% ($83,508,195) $10,490,668 $3,615,527 34%

Transformation Journey Increasing Automation and Reducing Reliance on Manpower PRESENT Manpower intensive with “perceived” improvement with “dumb” CCTV NEXT 3 – 5 YEARS Reduced manpower complimented by ultra lean mobile response and “Smart AI” technology NEXT 5 – 10 YEARS Increasing deployment of new technologies. Reduced dependent on manpower. Confidential 10

Our Services Others Qualified expert guidance and training support for safety and security related courses 1.3% of FY 2024 revenues Man - Guarding Service Traditional man - guarding services with professionally trained officers 1.1% of FY 2024 revenues i - Guarding Service Mobile Command Center, Cluster & Aggregation impact, technology applications (AI, data, Robotics, etc) 97.6% of FY 2024 revenues Confidential 11

Our Services Reduction in Manpower via I - Man Facility Sprinters (IFS) Deployment Existing security systems upgraded to include sensors and IOT devices Monitoring of Building facilities and security is transferred to IFS IFS replaces night guards within clients’ premise Confidential 12

Features Confidential 13 Integrates Security & Facilities Management Cluster and Aggregation of Resources Highly Visible and Timely Response Cost Effective Enhances Work - life - Balance Patent Protected

IFS In Action Confidential 14

Competitive Strengths Proven Solution that is Protected by Patents Superior - Class Customer Service Deep Industrial Knowledge and Experience Confidential 15

Customers Corporate, Government, Industrial, Hospitality, and Many More 99 % Annual Recurring Revenues 99 % Based in Singapore Confidential 16

Improving Cash $(931,028) $790,944 $(564,187) $441,278 $956,975 $1,000,284 FY2 022 FY2023 FY2 024 Net cash (used in )/from operating activities Cash and cash equivalents at end of such fiscal year end December 31 Reducing Cash Burn & Increasing Cash & Cash Equivalent Confidential 17 Figures in US$

Selected Financials Significant Revenue Growth Improving Gross Profits Improving Operational Cost Management Figures in US$ Confidential 18

Growth Strategy Continue to grow our recurring revenue business Maintain our commitment to best - in - class customer service Maintain our high - quality customer base Disciplined expansion of our patented protected solution beyond Singapore Confidential 19

Corporate Structure



Concorde International Group Ltd (BVI)
100%
Concorde International Group Pte Ltd (Singapore)
100%
~97%**
100%
100%
70%*
70%*
100%
Concorde Security Pte Ltd (Singapore)
Concorde Security Sdn Bhd (Malaysia)
Concorde Security Limited (UK)
Concorde Asia Pte Ltd (Singapore)
Berjaya Academy Pte Ltd (Singapore)
Concorde i-Fast USA Inc (USA)

* Remaining 30% is owned by Weilekai Investments Pte Ltd
** Approximately 3% owned by individuals not associated with the group

Confidential

20

Directors & Officers Confidential 21 Founder, Chairman & Chief Executive Officer Mr. Swee Kheng Chua (Alan) - Singaporean Executive Director Mr. Wing Khai Yap (Terence) - Singaporean Chief Financial Officer Ms. Sze Ying Ong (Kate) - Singaporean Executive Directors & Officers (Chair of Audit Committee) Ms. Sim Peng Thia - Singaporean (Chair of Compensation Committee) Mr. Alfred Koh Kee Goh - Singaporean (Chair of Nominating & Corporate Governance Committee) Mr. Mark Allen Brisson - Canadian Independent Director Nominees

Awards & Recognitions

Highly Recognised in Singapore

Year	Award / Recognition	By
2014	Business Model Innovation Award Singapore	Singapore Manufacturing Federation
2015	Best Innovative Use of Infocomm Technology Award	Singapore Infocomm Technology Federation (SiTF) (now known as SGTECH)
2016	Most Innovative Use of Infocomm Technology (Private Sector – SME Award)	Infocomm Media Development Authority of Singapore (IMDA) and Singapore Infocomm Technology Federation (SifTF)
2017	Intellectual Property Awards	World Intellectual Property Organization – Intellectual Property Office of Singapore (WIPO-IPOS)
2017	Case Study: The Transformation of Concorde Security Pte Ltd	Nanyang Technopreneurship Center Singapore
2017	Main case The Resilience of a Disruptive Innovator : Concorde Security Pte Ltd	Singapore Management University and Harvard Business Publishing Education
2018 – 2019	Industry Transformation Map Pilot Programme	Infocomm Media Development Authority of Singapore (IMDA)
2020 – 2021	Pre-approved IT solutions vendor under category of security	infocomm Media Development Authority of Singapore (IMDA)
2022 – 2023	Advanced Digital Solutions (ADS) under the SMEs Go Digital Programme	infocomm Media Development Authority of Singapore (IMDA)

Intellectual Properties Patent #1: A mobile control unit, a facility management system, a mobile unit control system, a facility management method and a mobile unit control method Patent #2: Security control system for granting access and security control method thereof Patent #3: An offshore security monitoring system and method Patent #4: Mobile Monitoring System, Mobile Monitoring Unit and Mobile Monitoring Method 4 Patents 3 Trademarks & Designs Confidential 23

Our Partners Collaborations and Recent Developments Confidential 24

8,492,916 9,040,472 Full Year 2024 YTD 2025 Updates : Contract Wins Confidential 25 Mid year surpass full year 2024 Multiyear Revenues Recognised over 2025 – 2029 Four contracts via public tenders (two from Singapore government - related organizations) Schools, factories, banks

Key Takeaways Strong Pipeline and Revenue Growth Confidential 26 Professional and Driven Management team Competitive Advantage Protected by Global Patents Proven model with significant Margin Expansion

Concorde International Group Thank you Investor Relations Contact Terence Yap Terence.yap@concorde.com.sg

Annex A : Video Script

Created by JTC to show case how Concorde's IFS solution has improved their security operations.

Visual	Narrative
Scene 1 :  HOW CAN WE MANAGE OUR SECURITY SYSTEMS BETTER?	Opening scene with images of security cameras, biometric access control and monitoring in operations. "HOW CAN WE MANAGE OUR SECURITY SYSTEMS BETTER?"
Scene 2 :  JTC & CONCORDE SECURITY ARE TEST-BEDDING THE I-MAN FACILITY SPRINTER	Cut to a shot of the security control monitoring room, followed by sample live CCTV feeds. "JTC & CONCORDE SECURITY ARE TEST-BEDDING THE I-MAN FACILITY SPRINTER"
Scene 3 :  THE IFS IS A SECURITY GUARD ON WHEELS COVERING MULTIPLE PROPERTIES	Cut to an internal shot of Concorde's technician working within the IFS vehicle followed by an external view of the IFS patrolling around a fenced up perimeter during the night. "THE IFS IS A SECURITY GUARD ON WHEELS COVERING MULTIPLE PROPERTIES"
Scene 4 :  CAMERAS WITH SMART-EDGE VIDEO ANALYTICS ARE ABLE TO DETECT INTRUSION AND LOITERING	Cut to a wide angel arial view of the IFS travelling on the road at night. Cut to a close up shot of a man holding a wire-cutter attempting to cut the fence. Followed by a security technician detecting the suspect from one of the monitors within the the IFS "CAMERAS WITH SMART-EDGE VIDEO ANALYTICS ARE ABLE TO DETECT INTRUSION AND LOITERING"

Confidential 28

Created by JTC to show case how Concorde’s IFS solution has improved their security operations. Narrative Visual Cut to a close up view of a security operator working at the monitoring station reviewing multiple screens. “THE IFS MONITORS MULTIPLE SITES AT THE SAME TIME USING HYBRID WIRELESS ARCHITECTURE” Scene 5 : Cut to a view showing the IFS entering a client’s premise followed by a scene showing 2 IFS responding to an incident. “IT ADDRESSES THE LACK OF MANPOWER IN THE DECLINING SECURITY WORKFORCE” Scene 6 : Cut to the IFS driver’s view of the road at night while patrolling several buildings within the vicinity. “THE IFS KEEPING YOU SAFE AT NIGHT” “#JTCREATES” Scene 7 : Annex A : Video Script (Continued) Confidential 29